================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 23

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

================================================================================

     This Amendment No. 23 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.

        ITEM 8.         ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

        Heathdyne has entererd into an Amendment to the Rights Agreement, dated as of May 22, 1995, between Healthdyne and SunTrust Bank, Atlanta, as Rights Agent. The Amendment authorizes the Board of Directors to establish or set aside one or more funds for the purpose of assuring that adequate resources are available to the Continuing Directors (as defined in the Rights Agreement) in order to enable them to carry out their prescribed functions under the Rights Agreement and to fulfill their fiduciary obligations to shareholders. As previously announced, the Board of Directors has authorized the establishment of a $1.0 million trust to fund, among other things, the expenses of the Continuing Directors. A copy of the Amendment to the Rights Agreement is attached hereto as Exhibit 71.

        The Board of Directors of Healthdyne has also approved a form of amendment to the Rights Agreement which would be entered into on October 31, 1997 in the event the Board's nominees are re-elected at Healthdyne's 1997 annual meeting. The proposed Amendment would implement the "shareholder referendum" provision approved by the Board and previously announced in Healthdyne's press release dated July 23, 1997. A copy of the form of amendment to the Rights Agreement is attached hereto as Exhibit 72.

        The Board of Directors of Healthdyne also approved a form of Trust Agreement to fund, among other things, the expenses of the Continuing Directors and authorized the officers of Healthdyne to enter into the Trust Agreement with an acceptable Trustee. A copy of the form of Trust Agreement is attached hereto as Exhibit 73. The definitive Trust Agreement will be filed as an Exhibit hereto upon execution.

        On July 24, 1997, Healthdyne issued a press release correcting certain inaccurate statements made by Invacare in its July 23, 1997 press release. A copy of Healthdyne's July 24, 1997 press release is attached hereto as Exhibit 74.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  EXHIBIT 71 --     Amendment to Rights Agreement dated as of July 22, 1997.

  EXHIBIT 72 --     Form of Amendment to Rights Agreement.

  EXHIBIT 73 --     Form of Trust Agreement for Indemnification and Payment
                    of Certain Expenses of Healthdyne Technologies, Inc.
                    Continuing Directors.

  EXHIBIT 74 --     Press release issued by Healthdyne on July 24, 1997.

--------------

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ Leslie R. Jones
                                            ------------------------------------
                                            Name: Leslie R. Jones
                                            Title: Vice President, General
                                            Counsel and Secretary




Dated: July 24, 1997

                                                                EXHIBIT 71



                        AMENDMENT TO RIGHTS AGREEMENT

                AMENDMENT, dated as of July 22, 1997, to the Rights Agreement, dated as of May 22, 1995 (the "Rights Agreement"), between Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and SunTrust Bank, Atlanta, a Georgia banking corporation, as Rights Agent (the "Rights Agent").

                WHEREAS, the Company and the Rights Agent entered into the Rights Agreement specifying the terms of the Rights (as defined therein);

                WHEREAS, the Company and the Rights Agent desire to amend the Rights Agreement in accordance with Section 26 of the Rights Agreement;

                WHEREAS, the Board of Directors of the Company has voted in favor of this Amendment at a meeting of directors duly called and held;

                WHEREAS, there are Continuing Directors (as defined in the Rights Agreement) serving on the Board of Directors of the Company and a majority of the Continuing Directors have voted in favor of this Amendment at a meeting of directors duly called and held;

                NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agree-ment and this Amendment, the parties hereby agree as follows:

                1. The Rights Agreement is amended to add a new Section 34 at the end thereof which shall read in its entirety as follows:

                        "Section 34.  Establishment of Fund for Continuing
                Directors. The Board may, at any time it deems appropriate, establish or set aside one or more funds, whether in trust, escrow or otherwise (and regardless of whether such fund is combined with any other fund established or set aside by the Company), for the purpose of assuring that adequate resources are available to the Continuing Directors in order to enable them to carry out their prescribed functions under this Agreement and to fulfill their fiduciary obligations to stockholders of the Company."

                2. The term "Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

                3. The foregoing amendment shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

                4. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

                                HEALTHDYNE TECHNOLOGIES, INC.


                                By: /s/ Leslie R. Jones
                                    --------------------------
                                    Name: Leslie R. Jones
                                    Title:Vice President, General Counsel
                                          and Secretary



                                SUNTRUST BANK, ATLANTA


                                By: /s/ Letitia A. Radford
                                    --------------------------
                                    Name: Letitia A. Radford
                                    Title:Vice President

                    FORM OF AMENDMENT TO RIGHTS AGREEMENT

                AMENDMENT, dated as of October 31, 1997, to the Rights Agreement, dated as of May 22, 1995 (the "Rights Agreement"), between Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and SunTrust Bank, Atlanta, a Georgia banking corporation, as Rights Agent (the "Rights Agent").

                WHEREAS, the Company and the Rights Agent entered into the Rights Agreement specifying the terms of the Rights (as defined therein);

                WHEREAS, the Company and the Rights Agent desire to amend the Rights Agreement in accordance with Section 26 of the Rights Agreement;

                WHEREAS, the Board of Directors of the Company has voted in favor of this Amendment at a meeting of directors duly called and held;

                WHEREAS, there are Continuing Directors (as defined in the Rights Agreement) serving on the Board of Directors of the Company and a majority of the Continuing Directors have voted in favor of this Amendment at a meeting of directors duly called and held;

                NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agree-ment and this Amendment, the parties hereby agree as follows:

                1. Section 1 of the Rights Agreement is amended to add the following new subsection (o) at the end thereof:

                        "(o)    "Offer" shall mean a written proposal delivered
                to the Company by any Person who both beneficially owns 5% or less of the outstanding shares of Common Stock as of the date such proposal is delivered to the Company and who has not within one year prior to the delivery of such written proposal
                (x) beneficially owned in excess of 5% of the outstanding shares of Common Stock and (y) (at any time when such Person beneficially owned such 5% stake) disclosed, or caused the disclosure of, any intention which relates to or would result in the acquisition of influence or control of the Company (such Person being referred to as an "Offeror"), and which proposal:

                (i) provides for the acquisition of all of the outstanding shares of Common Stock held by any Person other than the
                Offeror and its Affiliates for cash at the same price   and at
                a price which is at least 15% higher than the "current market price" per share of Common Stock on the day immediately preceding the date on which the Offeror's proposal is delivered to the Company (as determined pursuant to Section 11(d)(i) hereof for the purposes of computations made pursuant to
                Section 11(a)(iii) hereof);

                (ii) states that the Offeror has obtained written financing commitments from recognized financing sources, and/or has on hand cash or cash equivalents, for the full amount of all financing necessary to consummate the Offer (including amounts necessary to refinance any indebtedness of the Company or its subsidiaries which will become due upon consummation of the Offer); and

                (iii) requests the Company to call a special meeting of the holders of Common Stock for the purpose of voting on a resolution requiring the Board of Directors to redeem the Rights and contains a written agreement of the Offeror to pay the Company's costs of such special meeting (inclusive of the Company's costs of preparing and mailing proxy material for its own solicitation but exclusive of the fees and expenses of the Company's own financial and legal advisors, and proxy solicitor)."

                2. Section 23 of the Rights Agreement is amended to delete existing subsection (c) and add the following new subsections (c) and (d) at the end of such Section:


                "(c) Notwithstanding any other provision of this Agreement, the Rights may be redeemed without the approval of the Board of Directors or the Continuing Directors as follows:

                (i) In the event the Company receives an Offer from any Offeror, the Board of Directors of the Company shall call a special meeting of stockholders (the "Special Meeting") for the purpose of voting on a resolution requesting the Board of Directors to redeem the Rights (the "Resolution"). The Special Meeting shall be held on a date selected by the Board of Directors, which date shall be not less than 90 and not more than 120 days after the later of (A) the date such Offer is received by the Company (the "Offer Date") and (B) the date of any meeting of stockholders already scheduled as of the Offer Date; provided, however, that if (x) such other meeting shall have been called for the purpose of voting on a resolution with respect to another Offer and (y) the Offer Date shall be not later than fifteen days after the date such other Offer was received by the Company, then both the Resolution and such other resolution shall be voted on at such meeting and such meeting shall be deemed to be the Special Meeting. The Board of Directors shall set a date for determining the stockholders of record entitled to notice of and to vote at the Special Meeting in accordance with the Company's Articles of Incorporation and By-laws and with applicable law. At the Offeror's request, the Company shall include in any proxy soliciting material prepared by it in connection with the Special Meeting proxy soliciting material submitted by the Offeror; provided, however, that the Offeror shall by written agreement with the Company contained in or delivered with such request have indemnified the Company against any and all liabilities resulting from any misstatements, misleading statements and omissions contained in the Offeror's proxy soliciting material. Notwithstanding the foregoing, no Special Meeting shall be held from and after such time as any Person becomes an Acquiring Person, and any Special Meeting scheduled prior to such time and not theretofore held shall be cancelled.

                (ii) If at the Special Meeting the Resolution receives the affirmative vote of a majority of the shares of Common Stock outstanding as of the record date of the Special Meeting, then all of the Rights shall be redeemed by such stockholder action at the Redemption Price, effective immediately prior to the consummation of any tender offer (provided that such tender offer is consummated prior to 60 days after the date of the Special Meeting) pursuant to which any Person offers to purchase all of the shares of Common Stock held by Persons other than such Person and its Affiliates at a price per share in cash equal to or greater than the price contained in the Resolution approved at the Special Meeting; provided, however, that the Rights shall not be redeemed at any time from and after such time as any Person becomes an

                Acquiring Person.

                (iii) Nothing contained in this subsection (c) shall be deemed to be in derogation of the obligation of the Board of Directors of the Company to exercise its fiduciary duty. Without limiting the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to reject any Offer, or to recommend that holders of shares of Common Stock reject any tender offer, or to take any other action (including, without limitation, the commencement, prosecution, defense or settlement of any litigation and the submission of additional or alternative Offers or other proposals to the Special Meeting) with respect to any Offer or any tender offer that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duty.

                (iv) Nothing in this subsection (c) shall be construed as limiting or prohibiting the Company or any Offeror from proposing or engaging, at any time, in any acquisition, disposition or other transfer of any securities of the Company, any merger or consolidation involving the Company, any sale or other transfer of assets of the Company, any liquidation, dissolution or winding-up of the Company, or any other business combination or other transaction, or any other action by the Company or such Offeror; provided, however, that the holders of Rights shall have the rights set forth in this Agreement with respect to any such acquisition, disposition, transfer, merger, consolidation, sale, liquidation, dissolution, winding-up, business combination, transaction or action.

        (d) Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights, or upon effectiveness of the redemption of the Rights pursuant to subsection (c) of this Section 23, evidence of which shall have been filed with the Rights Agent and without any further action and without any notice, the right to exercise the

        Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right so held. Promptly after the action of the Board of Directors ordering the redemption of the Rights, or promptly following the redemption of the Rights pursuant to subsection (c) of this Section 23, the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights by mailing such notice to all such holders at each holder's last address as it appears upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the Transfer Agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made."

                3. The term "Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

                4. The foregoing amendment shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

                5. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

                                HEALTHDYNE TECHNOLOGIES, INC.


                                By:
                                    ----------------------------
                                    Name:
                                    Title:



                                SUNTRUST BANK, ATLANTA


                                By:
                                    ----------------------------
                                    Name:
                                    Title

                                                                   EXHIBIT 73



                                TRUST AGREEMENT


                                 by and between


                         Healthdyne Technologies, Inc.


                                      and


                                   [Trustee]



                                      for
                Indemnification and Payment of Certain Expenses
                        of Healthdyne Technologies, Inc.
                              Continuing Directors



                   -----------------------------------------


                   Made And Entered Into As Of July 24, 1997

                      TRUST AGREEMENT FOR INDEMNIFICATION
                       AND PAYMENT OF CERTAIN EXPENSES OF
               HEALTHDYNE TECHNOLOGIES, INC. CONTINUING DIRECTORS


     This AGREEMENT ("Agreement") has been made as of July 24, 1997, among HEALTHDYNE TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of Georgia with its executive offices at 1255 Kennestone Circle, Marietta, Georgia 30066 (the "Grantor"), and __________, a ________ with a principal place of business at _____________________________________
(the "Trustee").

                              W I T N E S S E T H:

     WHEREAS, Invacare Corporation ("Invacare") has commenced an unsolicited tender offer (the "Offer") to acquire all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of Grantor at a price of $15.00 per share and the Board of Directors of Grantor, based on, among other things, the advice of Grantor's financial advisor, has determined that the Offer is grossly inadequate and has recommended that stockholders of Grantor reject the Offer;

     WHEREAS, in connection with the Offer, Invacare is proposing to elect, and is soliciting proxies in favor of, a slate of four nominees, (the "Invacare Nominees") to the Grantor's seven member Board;

     WHEREAS, on April 20, 1995, Grantor declared a dividend distribution of one preferred stock purchase right (the "Rights") for each outstanding share of Common Stock to stockholders of record at the close of business on May 22, 1995;

     WHEREAS, the Rights were issued pursuant to a Rights Agreement, dated as of May 22, 1995, between Grantor and SunTrust Bank, Atlanta (the "Rights Agreement");

     WHEREAS, if Invacare's nominees are elected to the Board of Directors, under the Rights Agreement, the concurrence of the continuing directors as defined in the Rights Agreement who are re-elected to the Grantor's

Board of Directors at the 1997 Annual Meeting of the Grantor's shareholders (the "Continuing Directors") will be required to amend or redeem the Rights;

     WHEREAS, if Invacare's nominees are elected to, and acquire control of, the Board of Directors of Grantor, the Grantor may not make adequate resources available to the Continuing Directors in order to enable them to carry out their prescribed functions under the Rights Agreement and to fulfill their fiduciary obligations to stockholders of Grantor;

     WHEREAS, the Continuing Directors, or some of them, are, or may be, defendants or parties in various civil actions which are currently pending (including, without limitation, the actions captioned Invacare Corporation and I.H.H. Corp. v. Healthdyne Technologies, Inc., et al., (Civil Action No. 1:97-cv-0205-CC) in the United States District Court for the Northern District of Georgia, Atlanta Division and the appeal of such action to the United States Court of Appeals for the Eleventh Circuit and In re Healthdyne Technologies, Inc. Shareholder Litigation (Civil Action No. 1-97-CV-0349-CC) in the United States District Court for the Northern District of Georgia, Atlanta Division) or various civil or criminal actions which may in the future arise, in connection with or relating to (1) their service as directors and officers of Grantor and/or its subsidiaries, (2) the efforts of Invacare to acquire control of the Grantor, (3) actions taken by the Grantor or any of the Continuing Directors in anticipation of, or in response to, Invacare's efforts to acquire control of the Grantor, and in seeking alternative transactions to Invacare's offer, (4) actions taken by the Grantor or any of the Continuing Directors in entering into employment agreements, employee retention agreements, employee benefit plans and programs and indemnification agreements, (5) actions taken by any Continuing Director who is, as of the date of this Agreement, a director of the Grantor and who retains such position following a Change of Control (as defined in Section 9.1 hereof), and (6) the entering into this Agreement, all of which is referred to as the "Litigation";

     WHEREAS, the Continuing Directors may incur costs and expenses, other than Litigation Expenses (as defined in Section 6.1 hereof), including, without limitation, legal, financial advisory or other expenses, in connection with (1) the commencement of any action or litigation against Invacare or its affiliates or representatives or its nominees who have been elected to the Grantor's Board of Directors, (2) the exercise of their fiduciary duties to stockholders of Grantor, including, without limitation, carrying out their prescribed functions as Continuing Directors under the Rights Agreement, (3) the evaluation or consideration of any bids, offers or proposals from Invacare or any other party to acquire or merge with the Grantor or to acquire control over or acquire the assets of the Grantor, or any processes or procedures instituted by the Board of Directors of Grantor to seek, evaluate and make decisions concerning any such bids, offers or proposals or (4) opposing any actions by Invacare or the Invacare Nominees which the Continuing Directors believe not to be in the best interests of stockholders (collectively, the "Continuing Director Expenses");

     WHEREAS, section 14-2-853 of the Georgia Business Corporation Code (the "GBCC") permits, and Article VI of the Grantor's By-Laws requires, that the reasonable expenses incurred by a director of the Grantor, who is a party to a proceeding because he is a director, be paid by the Grantor in advance of the final disposition of such action upon receipt of (1) a written affirmation of the director's good faith belief that he has met the relevant standard of conduct or that the proceeding involves conduct for which liability has been eliminated (an "Affirmation"), and (2) an undertaking to repay any funds advanced if it is ultimately determined that the director is not entitled to indemnification (an "Undertaking");

     WHEREAS, section 14-2-857 of the GBCC permits, and Article VI of the Grantor's By-Laws requires, that the expenses incurred by an officer of the Grantor, who is a party to a proceeding because he is an officer, be paid by the Grantor to the same extent as a director;

     WHEREAS, each of the Continuing Directors, who as of the date hereof is a party to any Litigation has provided, or will as required provide, an executed Affirmation and an executed Undertaking to the Grantor;

     WHEREAS, the Continuing Directors have also entered into indemnification agreements with the Grantor (the "Indemnification Agreements") providing for the indemnification of, and advancement of expenses to, the Continuing Directors and for the continued coverage of the Continuing Directors under the Grantor's directors' and officers' liability insurance policies issued by the American International Group, Inc. (the "D&O Coverage");

     WHEREAS, for the purposes of (A) providing indemnification and advancement of expenses to any Continuing Director incurring a Litigation Expense (as defined in section 6.1 hereof) and assuring such indemnification after a Change of Control pursuant to the provisions of the GBCC and the Indemnification Agreements and (B) providing a fund for any Continuing Director who incurs any Continuing Director Expense and assuring the availability of funds to pay such Continuing Director Expenses following a Change of Control, the Grantor desires to establish and continue a single trust to which a contribution of one million dollars ($1,000,000) is being made, with such amount (together with the net earnings thereon) to be available for the purposes described herein subject only to the claims of the Grantor's general creditors as provided herein; and

     WHEREAS, the Trustee has agreed and does agree to the terms and conditions of this Agreement;

     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, intending to be legally bound hereby, it is agreed by and between the Grantor and the Trustee for the benefit of the Continuing Directors as follows:

                                   ARTICLE I

                             Trust and Definitions

     I.1 Trust. The Grantor hereby establishes with the Trustee a trust (the "Trust") for (A) the indemnification and advancement of expenses of any Continuing Director who prior to the date hereof has incurred, or hereafter incurs, any Litigation Expense and

(B) the payment to (or at the direction of) any Continuing Director who incurs a Continuing Director Expense, with such Trust to consist of (i) a contribution of one million dollars ($1,000,000) which shall be deposited with the Trustee by the Grantor and (ii) any other property which the Trustee may hereinafter at any time hold or acquire, including, without limitation, income on such (collectively, the "Trust Fund"). The Trust is intended to be a grantor trust as contemplated under section 671 of the Internal Revenue Code of 1986, as amended, and this Agreement shall be construed accordingly. The Trustee shall receive such contribution in trust and shall hold the Trust Fund separate and apart from any other funds of the Grantor, shall use all of the funds held in the Trust exclusively for the purposes herein set forth, shall hold and administer the Trust Fund as a single fund, shall invest and reinvest the same without distinction between principal and income, and shall pay over and distribute the same in accordance with the provisions of this Agreement.

     I.2  Effective Date.  The effective date of the Trust is July 23, 1997.


                                 ARTICLE II

                             Payments to the Trust

     Receipt of Payments. The Trustee shall accept, in trust, contributions in cash or other property that are made by or on behalf of the Grantor and its subsidiaries from time to time in accordance with such funding method and policy as will permit the Trust to make payments pursuant to any Advancement Request (as defined in section 6.1 hereof). The Trust Fund shall be held in trust for the sole and exclusive purpose of providing payments to (or at the direction of) the Continuing Directors in accordance with the provisions of this Agreement. The Trustee shall be accountable therefor to the Grantor, but, except as provided herein, shall have no right or duty to enforce collection of any contribution from the Grantor.

                                  ARTICLE III

                        Powers and Duties of the Trustee

     III.1 In General. The Trustee shall hold the Trust Fund subject to the terms and purposes of this Agreement.

     III.2 Standard. The Trustee shall act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

     III.3 Liability. The Trustee shall incur no liability to anyone for any action taken pursuant to a direction, request or approval by the Grantor or any Continuing Director that is contemplated by and in compliance with the terms of this Agreement. The Trustee shall be indemnified by the Grantor against its prospective costs, expenses and liabilities in connection with undertaking or defending any litigation arising in connection with the terms of this Agreement. The Trustee shall be indemnified and held harmless by the Grantor against liability or losses occurring by reason of any act or omission of the Trustee under this Agreement, unless such act or omission is due to the Trustee's own gross negligence or willful misconduct.

     III.4 Expenses. The Grantor shall pay to the Trustee all reasonable expenses properly and actually incurred by the Trustee in the administration of this Trust, including but not limited to accounting, insurance (including fiduciary insurance that provides for recourse against the fiduciary), consulting and legal expenses, and reasonable compensation for services performed by the Trustee as the Trustee hereunder at the rate of ____________ dollars ($______) per annum, payable annually as of the date of this Agreement and on each anniversary thereof, or other amount as shall be agreed upon from time to time by the Grantor and Trustee in writing and to the extent that the Grantor do not pay such expenses, the Trustee may pay such expenses from the assets of the Trust.

     III.5  Tenure in Office.  Any Trustee may
resign upon giving ninety (90) days' prior written notice to the Grantor and the Continuing Directors. The Trustee may be removed by the Grantor prior to a Change of Control for any reason upon ninety (90) days' prior written notice to the Trustee. Subsequent to a Change of Control, the Trustee may only be removed upon the written request of all the Continuing Directors.

     III.6 Successor Trustee. The Grantor shall have the power to appoint a successor trustee prior to a Change of Control. Subsequent to a Change of Control, a successor trustee may only be appointed by the mutual agreement of all the Continuing Directors. Any successor trustee appointed pursuant to the provisions of this section 3.6 shall be a corporate trustee with trust powers with a minimum primary capital, as defined under applicable bank regulatory requirements ("Primary Capital"), of at least one hundred million dollars ($100,000,000). The appointment of a successor trustee shall become effective upon acceptance in writing of such appointment by the successor trustee. The successor trustee shall have no liability for events occurring prior to the time such successor trustee assumed its trustee duties hereunder. Every successor trustee appointed to and accepting a trusteeship hereunder shall have all the rights, title, powers, duties, exemptions and limitations of the original Trustee.

                                   ARTICLE IV

                               Investment Powers

     General. The Trustee shall invest the assets of the Trust, in its discretion, in any or all of the following: savings accounts and time or other interest bearing deposits in banks, savings banks, savings and loan associations or other financial institutions, including the Trustee, having a minimum Primary Capital of at least one hundred million dollars ($100,000,000), securities issued or guaranteed as to principal by the government of the United States or by instrumentalities or agencies thereof, guaranteed income contracts issued by insurance companies rated at least A (Excellent) by Best's Insurance Reports and authorized to do business under the laws of more than one state, common or commingled trust funds that invest primarily in short-term investments and mutual funds and money market funds which invest primarily in the investments specified in this sentence (collectively referred to herein as "Permitted Investments"). Subject to the foregoing, the Trustee shall have the following powers and authority in the administration of the Trust:

            (a) To purchase, receive or subscribe to any Permitted Investments and to retain in trust such Permitted Investments and interest paid thereon.

            (b) To sell for cash or convert, redeem, exchange for other Permitted Investments, or otherwise to dispose of any Permitted Investments or other property at any time held by it.

            (c) To settle, compromise or submit to arbitration any claims, debts, or damages, due or owing to or for the Trust, to commence or defend suits or legal proceedings in any court of law or before any other body or tribunal.

            (d) To exercise any conversion privilege or subscription right available in connection with any securities or other property at any time held by it; to oppose or to consent to the reorganization, consolidation, merger, or readjustment of the fi-nances of any corporation, company or association, or to the sale, mortgage, pledge or lease of the property of any corporation, company or association any of the securities of which may at any time be held by it and to do any act with reference thereto, including the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions, which may be deemed necessary or advisable in connection therewith, and to hold and retain any securities or other property which it may so acquire.

            (e) To exercise, personally or by general or by limited power of attorney, any right, including the right to vote, appurtenant to any securities or other property held by it at any time.

            (f) To keep portions of the Trust Fund in cash or cash balances pending investment or to meet anticipated payouts from the Trust Fund.

            (g) To employ suitable agents and counsel and to pay their reasonable expenses and compensation.

            (h) To register any securities held by it hereunder in its own name or in the name of a nominee with or without the addition of words indicating that such securities are held in a fiduciary capacity and to hold any securities in bearer form.

            (i) To form corporations and to create trusts to hold title to any securities or other property, all upon such terms and conditions as may be deemed advisable.

            (j) To make, execute and deliver, as Trustee, any and all waivers, releases or other instruments in writing necessary or desirable for the accomplishment of any of the foregoing powers.

            (k) Generally to do all acts, whether or not expressly authorized, which the Trustee may deem necessary or desirable for the protection of the Trust Fund.

                                   ARTICLE V

                              Accounts and Records

     V.1 Records. The Trustee shall keep accurate and detailed records of all investments, receipts, disbursements and all other transactions required with regard to the Trust Fund, as well as such specified records as shall be agreed upon in writing between the Grantor and the Trustee. All such accounts, books and records shall be open to inspection and audit at all reasonable times by the Grantor and by the Continuing Directors or their authorized agents.

     V.2  Reports.

     (a) Within sixty (60) days after the end of each calendar year and within sixty (60) days after the removal or resignation of the Trustee or the termination of the Trust, the Trustee shall render a written report to the Board of Directors of the Grantor (the "Board") (and, following a Change of Control, to each Continuing Director) containing a complete accounting showing the total assets in the Trust as of the latest Valuation Date (as defined in section 5.3 hereof) and the fair market value placed on each asset as of that date, as well as a statement of purchases, sales and any investment changes and all income, expenses, and disbursements since the last such report.

     (b) The approval of, or the lack of written objection by, the Board or, after a Change of Control, the approval of, or the lack of written objection by, all the Continuing Directors within ninety (90) days after submission of any report or accounting by the Trustee shall be a complete release and discharge of the Trustee as to the information contained therein, unless the Trustee has breached its fiduciary duty in the preparation of such report or accounting.

     V.3 Valuation. The Trustee shall value all assets of the Trust Fund at fair market value at least annually on the last day of the calendar year, or on such other day as is mutually agreed to by the Grantor and the Trustee (the "Valuation Date").

                                   ARTICLE VI

                          Payments From the Trust Fund

     VI.1 Payments Generally. Prior to a Change of Control, the Trustee shall make payments out of the Trust Fund in such manner and in such amounts as the Board of Directors of Grantor may direct. On and after a Change of Control, the Board of Directors of Grantor shall have no authority to direct that payments be made out of the Trust Fund and the Trustee shall have an unconditional obligation, subject only to the provisions of section 6.2 hereof, to promptly make payments out of the Trust Fund to (or at the direction of) a Continuing Director upon receipt from such Continuing Director of a written request (an "Advancement Request") specifying in reasonable detail (A) any expense actually incurred by such Continuing Director (including, without limitation, the fees, charges and disbursements of legal counsel) in connection with the defense or prosecution of any Litigation, including the prosecution of any appeal relating to the Litigation (a "Litigation Expense") or (B) any Continuing Director Expense actually incurred by such Continuing Director.
The Trustee shall also notify the Grantor of any Advancement Request and the amount advanced to a Continuing Director in connection therewith.

     VI.2 Requirement of Undertaking. No Continuing Director shall be entitled to receive any payment from the Trustee for purposes of a Litigation Expense pursuant to the terms of this Agreement unless, at or prior to the time of such payment, such Continuing Director delivers or has delivered an Affirmation and an Undertaking to the Grantor, a copy of which shall be furnished to the Trustee, substantially in the forms attached hereto as Exhibits A and B, respectively.

     VI.3 Payments by the Grantor. If the Trust Fund is not sufficient to make payments to (or at the director of) or Continuing Directors as provided in this Agreement, the Grantor shall make the balance of each such payment as it becomes due.

     VI.4 Payments Only Pursuant to Advancement

Requests. Except as provided in Article VIII of this Agreement, the Grantor shall have no right or power to direct the Trustee to return any assets of the Trust to the Grantor or to divert any assets of the Trust to any purpose other than for payments to (or at the direction of) Continuing Directors in connection with any Advancement Request.

                                  ARTICLE VII

                        Trust Fund Subject to Creditors

     VII.1 Trust Assets. All assets of the Trust shall be subject to the claims of the general creditors of the Grantor but only under circumstances in which the Grantor is Insolvent as provided in section 7.2.

     VII.2  Insolvency.

     (a) The Grantor shall be deemed to have become insolvent ("Insolvent") on the date on which a decree or order is entered by a court of competent jurisdiction adjudging the Grantor a bankrupt or an insolvent, or approving as properly filed a petition for reorganization under applicable bankruptcy or debtor protection laws. The Grantor shall give written notice to the Trustee and to each Continuing Director if it is deemed to have become Insolvent. On and after the date on which the Trustee receives such notice, the Trustee shall make no further payments from the Trust Fund pursuant to section 6.1 and shall make payments only to such persons, at such times and in such amounts as shall be approved in writing by a court of competent jurisdiction.

     (b) If it is determined that the Grantor has ceased to be Insolvent within the meaning of section 7.2(a), then section 7.2(a) shall cease to apply, and section 6.1 shall again become applicable, on and after the earliest date on which the Trustee has received written notice from the Grantor that it has ceased to be Insolvent or the Trustee determines that the Grantor has ceased to be Insolvent.

     (c) If the Trustee receives a written allegation of the insolvency of the Grantor from a person, organization or corporation other than the Grantor, the Trustee shall make due, diligent and good faith investigation to determine, within thirty (30) days, whether the Grantor is Insolvent and, during the course of such investigation, shall refrain from making any payments from the Trust to (or at the direction of) Continuing Directors, or distributing assets from the Trust. If the Trustee determines in good faith that the Grantor is not Insolvent, it shall resume such payment of benefits in accordance with section 6.1; otherwise it shall discontinue such payments and hold the assets of the Trust for the benefit of the creditors of the Grantor. In no event shall the Trustee make payments to (or at the direction of) Continuing Directors or distribute assets of the Trust except as provided in this Article VII if it has actual knowledge of the Insolvency of the Grantor.

                                  ARTICLE VIII

                           Amendment and Termination

     VIII.1 In General. Except an provided in this Article VIII, following a Change of Control, the Trust shall be irrevocable and subject to no modification. The terms of the Trust may be submitted to the Internal Revenue Service (the "IRS") for a private letter determination regarding the tax consequences thereof, including, but not limited to, a determination that the establishment and funding of the Trust, the disbursement of Trust Funds to third parties, and the recognition of income by the Trust will not, for federal income tax purposes, result in any amounts being includible in the income of the Continuing Directors. The cost of preparation of such private letter determination shall be paid for out of the Trust Fund.

     VIII.2 Amendment. The Grantor hereby expressly waives all rights and powers to amend this Agreement or alter the Trust hereby created in whole or in part, except (a) prior to a Change of Control by a written instrument executed by the Grantor and the Trustee and (b) following a Change of Control by a written instrument executed by the Trustee and the Grantor and consented to in writing by all the Continuing Directors; provided, however, that following a Change of Control, the Trust may be modified by a written instrument executed by the Trustee and consented to in writing by all the Continuing Directors for the purpose of curing any ambiguity or correcting any provisions contained herein which may be defective or inconsistent with other provisions contained herein; and provided, further, however, that prior to a Change of Control, notwithstanding any other provision of the Trust, the terms of the Trust may be modified by the Grantor without the consent of the Trustee and any person who may be affected thereby to conform with the requirements of the IRS necessary to secure a favorable private letter determination, as provided in section 8.1. Under no circumstances may this Agreement be altered or amended following a Change of Control to make the Trust revocable.

     VIII.3  Termination.

     (a) The Grantor may terminate this Agreement and the Trust created hereby at any time, by instrument, in writing, executed pursuant to authorization of the Board of Directors of Grantor; provided, however, that, following a Change of Control, this Agreement and the Trust created hereby may be terminated only
(i) upon the depletion of all of the funds or assets which comprise the Trust or (ii) by the written agreement of Grantor and all of the Continuing Directors. Notwithstanding anything contained in this Agreement to the contrary, unless sooner terminated pursuant to the terms hereof, this Agreement and the Trust created hereby shall terminate automatically on July 22, 1999. Any amounts remaining in the Trust Fund as of the termination of this Agreement and the Trust created hereby shall revert to, and be paid by the Trustee to, the Grantor.

     (b) Any termination, unless automatic, shall become effective upon the receipt by the Trustee of the instrument of termination and such written consents as may be required hereunder or as may be reasonably requested hereunder; thereafter the Trustee, upon the direction of the Board of Directors of Grantor, shall liquidate the Trust Fund to the extent required for distribution and, after the final account of the Trustee has been approved or settled, shall distribute the balance of the Trust Fund remaining in its hands as directed by the Board of Directors of Grantor, or in the absence of such direction or directions, as may be directed by a judgment or decree of a court of competent jurisdiction. Following any termination, the powers of the Trustee hereunder shall continue as long as any of the Trust Fund remains in its hands.

                                   ARTICLE IX

                          Change of Control Provisions

     IX.1 Change of Control Defined. (a) For purposes of this Agreement, a change of control of the Grantor ("Change of Control") shall occur upon:

            (i) the reorganization, merger, consolidation or similar business combination of the Grantor with one or more other entities, other than a transaction following which at least fifty-one percent (51%) of the ownership interests of the institution resulting from such transaction are owned in substantially the same proportion by persons who, prior to such transaction, owned at least fifty-one percent (51%) of the outstanding voting shares of the Grantor;

            (ii) the acquisition of substantially all of the assets of the Grantor or of more than twenty percent (20%) of the voting shares of the Grantor by any person or entity, or by any persons or entities acting in concert or as a group; or

            (iii) the occurrence of any event if, immediately following such event, 50% or more of the members of the Board of Directors of Grantor are not Continuing Directors.

            (b) (i) The Grantor shall give written notice to the Trustee of the occurrence of any Change of Control as promptly as practicable, but in no event later than five (5) days after the date on which such Change of Control occurs; provided that the Trustee shall give effect to such notice even if it is received after the expiration of such five (5) day period; and further provided, that the failure of the Grantor to give notice of a Change of Control shall not affect any of the rights or obligations of the parties hereto pursuant to the terms of this Agreement or otherwise be construed to create an implication that no Change of Control has occurred.

          (ii) Any Continuing Director shall have the right to give written notice to the Trustee of the occurrence of a Change of Control. The Trustee shall furnish the Grantor with a copy of any such notice.

     IX.2 Access to Records and Information. The Grantor shall promptly furnish to the Trustee such records and other information to which it has access as the Trustee may reasonably request in order to carry out its duties under this Agreement.


                                   ARTICLE X

                                 Miscellaneous

     X.1 No Assignment. Except to the extent required by applicable law, the interest of the Continuing Directors in the Trust shall not be subject in any way to alienation, sale, transfer, assignment, pledge, attachment, garnishment, execution or encumbrance of any kind, or to garnishment, attachment, levy or execution of any kind for the debts or defaults of the Trustee or of any person, natural or legal, having an interest in the Trust; any attempt to accomplish the same shall be void.

     X.2 Governing Law and Severability. The validity and construction of any provision of this Trust shall be governed by the laws of the State of Georgia, except to the extent preempted by federal law. If any provision of this Agreement shall be declared invalid or unenforceable by a court of competent jurisdiction, the remaining provisions hereof shall remain valid and shall continue in effect.

     X.3 Binding Effect on Successor. This Agreement shall be binding upon and inure to the benefit of the Grantor and the Trustee, and to their respective successors and assigns, including any successors to the Grantor or the Trustee or their businesses or assets as the result of any merger, consolidation, reorganization, transfer of assets or otherwise, and any subsequent successor thereto, without the execution or filing of any instrument or the performance of any act. This Agreement shall inure to the benefit of the heirs, successors, assigns and legal representatives of the Continuing Directors. In no event shall any such consolidation, reorganization, transfer of assets or other transaction suspend or delay the payments to (or at the direction of) the Continuing Directors.

     X.4 Continuing Directors' Rights. No Continuing Director shall have any right, claim, or other cause of action against the Trustee or the Trust, except to the extent necessary to enforce the Continuing Directors' rights under the terms of the Agreement, and no Continuing Director shall have any beneficial ownership interest in or preferred claim as to any portion of the Trust Fund prior to receiving payments therefrom. All assets held in the Trust shall at all times be subject to the terms of this Agreement, and distribution of assets shall be made solely pursuant to the terms hereof.

     X.5 Reversion to the Grantor. No amendment to the Grantor' Articles of Incorporation, By-Laws or the relevant provisions of the GBCC shall cause any of the assets of the Trust to revert to the Grantor except as provided in
Article VIII hereof.

     X.6 General Undertaking. All parties to this Trust and all persons claiming any interest whatsoever agree to perform any and all acts and execute any and all documents and papers which may be necessary or desirable for the carrying out of the Trust or any of its provisions.

     X.7 Masculine, Feminine, Singular and Plural. The masculine shall be read in the feminine, the singular in the plural, and vice versa, wherever the context shall so require.

     X.8 Notices. Notices, accountings, and reports required to be given by the Trustee, the Grantor or the Continuing Directors may be given by personal delivery or by certified mail (return receipt requested) addressed to the party involved at the last address of such party recorded on the general address files of the

Trustee or the Grantor. If given by mail, the date of mailing shall be deemed to be the date as of which the same was given or furnished to the addressee. Any notice required under the Trust may be waived in writing by the person entitled to such notice.

     X.9 Counterparts. The foregoing instrument may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be deemed one instrument.

     IN WITNESS WHEREOF, the Grantor and the Trustee have caused this Agreement to be executed by their duly authorized officers and their respective corporate seals to be hereunto affixed as of the day and year first above written.

                                       HEALTHDYNE TECHNOLOGIES, INC.


                                       By:
                                          ---------------------------
                                          Name:
                                          Title:


Attest:



By:
   ------------------------
     Name:
     Title:

     (Corporate Seal)


                                       [TRUSTEE]


                                       By:
                                          ---------------------------
                                          Name:
                                          Title:


Attest:



By:
   ------------------------
     Name:
     Title:

     (Corporate Seal)

                                                                       Exhibit A

                                  AFFIRMATION

     This AFFIRMATION is being provided pursuant to that certain Trust Agreement dated as of July 23, 1997 by and between Healthdyne Technologies, Inc. (the "Corporation") and ____________ for Indemnification and Payment of Certain Expenses of Healthdyne Technologies, Inc. Continuing Directors (the "Trust Agreement"). Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Trust Agreement.

     WHEREAS, Section 6.2 of the Trust Agreement provides that no Continuing Director shall be entitled to receive any payment from the Trustee for purposes of a Litigation Expense unless, at or prior to the time of such payment, such Continuing Director delivers or has delivered an Affirmation to the Corporation;

     NOW THEREFORE, the undersigned hereby affirms his or her good faith belief that either (a) the proceeding giving rise to the expenses for which the undersigned now requests, or hereafter may request, an advance involves conduct for which liability has been eliminated pursuant to the Corporation's Articles of Incorporation, or (b) he or she conducted himself or herself in good faith and reasonably believed:

              (i) In the case of conduct in his or her official capacity, that such conduct was in the best interest of the Corporation;

              (ii) In all other cases, that such conduct was at least not opposed to the best interests of the Corporation; and

              (iii) In the case of any criminal proceeding, that
                    the individual had no reasonable cause to believe such conduct was unlawful.

Dated the ___ day of ________, 19__.

                                        Name of Director

                                                                       Exhibit B


                                  UNDERTAKING

     This UNDERTAKING is being provided pursuant to that certain Trust Agreement dated as of July 23, 1997 by and between Healthdyne Technologies, Inc. (the "Corporation") and __________ for Indemnification and Payment of Certain Expenses of Healthdyne Technologies, Inc. Continuing Directors (the "Trust Agreement"). Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Trust Agreement.

     WHEREAS, Section 6.2 of the Trust Agreement provides that no Continuing Director shall be entitled to receive any payment from the Trustee for purposes of a Litigation Expense unless, at or prior to the time of such payment, such Continuing Director delivers or has delivered an Undertaking to the Corporation;

     NOW THEREFORE, the undersigned hereby undertakes to repay to the Corporation the amount of such Litigation Expenses advanced pursuant to the Trust Agreement if it shall ultimately be determined that the undersigned is not entitled to be indemnified by the Corporation.

     The undersigned confirms that this undertaking is an unlimited general obligation.


Dated the ___ day of ________, 19__.



                                        Name of Director

                                                                      EXHIBIT 74

HEALTHDYNE TECHNOLOGIES                                        M. Wayne Boylston
STATES INVACARE'S PRESS                                        July 24, 1997
RELEASE INACCURATE                                             (770)499-1212


FOR IMMEDIATE RELEASE

        Marietta, Georgia, July 24, 1997 Healthdyne Technologies, Inc. (Nasdaq:HDTC) said Invacare Corporation mischaracterized the bylaw amendment Healthdyne's Board will adopt effective October 31, 1997, if the Board's nominees are reelected. Contrary to Invacare's statements in its press release yesterday, Healthdyne will repeal the existing bylaw procedures relating to special shareholders meetings, as well as reduce from 60% to 25% the percentage of holders of the Company's outstanding shares which would be necessary to call special meetings. This was clearly stated in the letter Healthdyne
Technologies sent to shareholders yesterday. The public statements made by A. Malachi Mixon, III, Chairman of Invacare Corporation, yesterday inaccurately alleged that the Company's bylaw amendment would not repeal the existing special meeting procedures.
        Parker H. Petit, Chairman of the Board, in commenting on Mr. Mixon's other statements, said: "Mr. Mixon's threat to sell some or all of Invacare's position in Healthdyne Technologies stock appears to be an attempt to push the market price down closer to Invacare's grossly inadequate $15 offer. This is further evidence that he is going to continue to act in Invacare's interest, not in the best interest of our shareholders."
        "We flatly reject Mr. Mixon's criticism of our proposed amendment to our Shareholder Rights Plan," Mr. Petit continued. "We designed that amendment to encourage a bidder to pay a high price for the Company because that is the best interest of shareholders."

        Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.